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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         SHEFFIELD PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    821230309
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                                 (CUSIP Number)

                             Spencer W. Franck, Jr.
                                 Saul Ewing LLP
                       1200 Liberty Ridge Drive, Suite 200
                                 Wayne, PA 19087
                                  610-251-5082
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 821230309

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1.       NAME OF REPORTING PERSON.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Inpharzam International, S.A.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [  ]
                                                                     (b)  [  ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         SC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                               [  ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland

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     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         0
                                          8.     Shared Voting Power
                                                 0
                                          9.     Sole Dispositive Power
                                                 2,431,156
                                          10.    Shared Dispositive Power
                                                 0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,431,156

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                               [  ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         8.37%

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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
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     This Amendment No. 2 to Schedule 13D relates to a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on June 26, 1998, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on October 4, 2001 (collectively, the "Schedule 13D"). Information contained in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended in its entirety to read as follows:

     On June 15, 1998, Inpharzam spent $2,150,000 from its working capital to purchase 2,646,153 Shares.

     On September 28, 2001, in connection with an Amendment to Sublicense and Development Agreement (the "Sublicense Amendment") by and between the Issuer and Inpharzam, the Issuer repurchased 214,997 Shares from Inpharzam for a total purchase price of $642,841.03. Such purchase price was paid from the Issuer's working capital. Such repurchase was in partial consideration of Inpharzam's assignment of certain intellectual property to the Issuer pursuant to the terms of the Sublicense Amendment. The Sublicense Amendment was filed as Exhibit 1 to Amendment No. 1 to Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended in its entirety to read as follows:

     All of the Shares to which this statement relates were acquired for investment purposes only.

     Inpharzam intends to review on a continuing basis its investment in the Shares of the Issuer and may in the future purchase additional Shares or dispose of Shares now held. Pursuant to the Sublicense Amendment, Inpharzam granted the Issuer an option, expiring on December 31, 2002, to reacquire the remaining 2,431,156 Shares held by Inpharzam for $3.03 per Share. In addition, Inpharzam agreed to sell to the Issuer, and the Issuer agreed to purchase, up to 1,549,105 Shares at a purchase price of $3.03 per Share in the event the Issuer completes a sublicense for certain intellectual property, as described in the Sublicense Amendment, with one or more third parties prior to December 31, 2002.

     On October 11, 2001, effective as of September 28, 2001 and pursuant to
Section 4(b) of the Sublicense Amendment, Roberto Rettani, Vice President of Inpharzam, resigned his position as a member of the Issuer's board of directors.

     Except as set forth herein or in the Schedule 13D, Inpharzam does not presently have plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

     (a) After giving effect to the transactions described below, Inpharzam beneficially owned 2,431,156 Shares, all of which it held directly, representing 8.37% of the Issuer's outstanding Shares.

     (b) On October 19, 2001, Inpharzam executed and delivered to the Issuer an Irrevocable Proxy (the "Proxy"), appointing the Chairman of the Board of Issuer, Thomas M. Fitzgerald, as Inpharzam's attorney-in-fact and proxy to attend any and all meetings of Issuer's stockholders and to vote all shares of Issuer's common stock currently held by Inpharzam. A copy of the Proxy is attached hereto as Exhibit 1. The Proxy is effective as of September 28, 2001 and shall remain in effect until December 31, 2002, unless earlier terminated in accordance with its terms. The Proxy may be terminated by Inpharzam in the event that the Issuer shall be in breach of its obligations under the Sublicense Amendment or the Loan and Security Agreement, dated as of September 28, 2001, by and between Inpharzam and the Issuer, and such breach shall not have been cured within 15 days of written notice of such breach from Inpharzam to the Issuer. Inpharzam retains the sole power to dispose of all such Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:
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     On or about October 15, 2001, Inpharzam executed and delivered to the
Issuer the Proxy, filed as Exhibit 1 hereto, and the terms of which are incorporated herein by reference, pursuant to which Inpharzam appointed the Chairman of the Board of Issuer, Thomas M. Fitzgerald, as Inpharzam's attorney-in-fact and proxy to attend any and all meetings of Issuer's stockholders and to vote all shares of Issuer's common stock currently held by Inpharzam, as described above.


Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

     The following documents are filed as exhibits to this Amendment No. 2:

          1. Irrevocable Proxy, dated as of September 28, 2001

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        INPHARZAM INTERNATIONAL, S.A.


                                        By:    /s/ Alberto Zambon
                                               ---------------------------------
                                        Name:  Alberto Zambon
                                               ---------------------------------
                                        Title: President
                                               ---------------------------------

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                                  EXHIBIT INDEX


Exhibit 1 Irrevocable Proxy, dated as of September 28, 2001, executed and delivered by Inpharzam International, S.A., in favor of the Chairman of the Board of Sheffield Pharmaceuticals, Inc., Thomas M. Fitzgerald